UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-15122

CANON KABUSHIKI KAISHA

(Exact name of registrant as specified in its charter)

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-chome,

Ohta-ku, Tokyo 146-8501, Japan

+81-3-3758-2111, +81-3-5482-9680

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value (“Shares”)

American Depositary Shares (“ADSs”), each of which represents one Share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities) Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(d) ☐ (for successor registrants) Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Canon Inc. (“Canon”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in May 1969, in connection with Canon’s public offering of its 6 1/2% Convertible Debentures due 1984 issued on May 26, 1969.

Canon’s ADSs had been quoted on the National Association of Securities Dealers Automated Quotation system (“NASDAQ”) from 1972 to September 13, 2000 under the symbol CANNY. On September 14, 2000, Canon listed its ADSs on the New York Stock Exchange (“NYSE”) under the symbol CAJ.

On February 24, 2023, Canon filed a Form 25 with the Securities and Exchange Commission (the “Commission”) in connection with its delisting of its ADSs from the NYSE. The delisting took effect on March 6, 2023.

B. Canon has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. Canon has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

Canon’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, which was completed on June 2, 1981.

Item 3. Foreign Listing and Primary Trading Market

A. Canon maintains a listing of its common stock on the Tokyo Prime Market of the Tokyo Stock Exchange (the “TSE”) in Tokyo, Japan. Canon’s common stock is also listed on three other regional markets in Japan (Nagoya, Fukuoka and Sapporo). Japan constitutes the primary trading market for Canon’s common stock, as that term is defined in Rule 12h-6(f) under the Exchange Act.

B. Canon’s common stock was initially listed on the TSE on May 16, 1949. Canon’s common stock was initially listed on the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Stock Exchange on June 21, 1954, June 22, 1954 and January 5, 1970, respectively. Canon has maintained the listing of its common stock on each of these exchanges in Japan since the respective date of its initial listing, including during the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in Canon’s common stock that occurred in Japan for the 12-month period from February 1, 2023 to January 31, 2024 (both dates inclusive) was 97.24% of the worldwide trading volume.

Item 4. Comparative Trading Volume Data

A. The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on February 1, 2023 to January 31, 2024 (the “Applicable Period”).

B. The average daily trading volume (“ADTV”) of the common stock of Canon in the United States for the Applicable Period was 109,871 shares. The ADTV of the common stock of Canon on a worldwide basis for the Applicable Period was 4,066,374 shares.

C. The ADTV of the common stock of Canon in the United States for the Applicable Period was 2.70% of the ADTV of the common stock of Canon on a worldwide basis for the Applicable Period.

D. Canon delisted its ADSs from the NYSE effective March 6, 2023. As of March 6, 2023, the ADTV of Canon’s common stock in the United States (including off-exchange and on-exchange transactions) as a percentage of the ADTV for Canon’s common stock on a worldwide basis for the preceding 12-month period was 8.64%.

E. Canon has not terminated its sponsored American Depositary Receipt (“ADR”) facility regarding its common stock.

F. The source of the trading volume information used for determining whether Canon meets the requirements of Rule 12h-6 is Bloomberg L.P.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. Canon published in the United States notice of its intent to terminate its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act, by means of press releases issued on February 10, 2023 and February 9, 2024.

B. The press releases above were published on Canon’s Internet website and submitted to the Commission under cover of Form 6-K on February 10, 2023 and February 9, 2024, respectively.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Canon will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at: https://global.canon/en/ir/.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Canon Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Canon Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: March 7, 2024

CANON INC.

By:	/s/ Toshizo Tanaka
	Name:	Toshizo Tanaka
	Title:	Executive Vice President & CFO